# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scholastic Corporation, CIK 0000866729
CUSIP: 807066105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 557 Broadway, New York, New York (NY), 10012
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001216569

## Reporting persons
- Andrew S. Hedden: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 180,912; shared voting power 1,548,854; sole dispositive power 180,912; shared dispositive power 1,548,854; aggregate amount beneficially owned 1,729,766 (7% of the class)

## Item 1. Issuer
Name of issuer: Scholastic Corporation
Address of issuer's principal executive offices: 557 Broadway, New York, NY 10012

## Item 2. Person Filing
Name of person filing: Andrew S. Hedden
Address of principal business office or, if none, residence: c/o Corporate Secretary, Scholastic Corporation, 557 Broadway, New York, NY 10012
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,729,766. Note to Item 4(A): Includes 57,303 shares owned directly and 123,609 options to acquire Common Stock and (A) 68,138 shares held by the Richard Robinson Charitable Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees, (B) 40,681 shares held by the Richard Robinson Family Trust of which Mary Sue Robinson Morrill and Andrew S. Hedden are trustees and (c) shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,115,725 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $0.01 per share. Barbara Robinson Buckland, Florence Robinson Ford, and Mary Sue Robinson Morrill, who are all siblings, and Andrew S. Hedden are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis.
Percent of class: 7.0%
Sole power to vote or to direct the vote: 180,912
Shared power to vote or to direct the vote: 1,548,854
Sole power to dispose or to direct the disposition: 180,912
Shared power to dispose or to direct the disposition: 1,548,854

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Each of the Maurice R. Robinson Trust, the Richard Robinson Charitable Trust and the Richard Robinson Family Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(A) as being owned by it.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andrew S. Hedden: /s/ Andrew S. Hedden, Andrew S. Hedden (02/17/2026)